                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 28)*

                         HEARST-ARGYLE TELEVISION, INC.
                                (Name of Issuer)

                              SERIES A COMMON STOCK
                         (Title of Class of Securities)

                                   422317 10 7
                                 (CUSIP Number)

                               JODIE W. KING, ESQ.
                             THE HEARST CORPORATION
                                959 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 649-2025

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    COPY TO:
                              STEVEN A. HOBBS, ESQ.
                            BONNIE A. BARSAMIAN, ESQ.
                               ROGERS & WELLS, LLP
                                 200 PARK AVENUE
                            NEW YORK, NEW YORK 10166
                                 (212) 878-8000

                                FEBRUARY 29, 2000
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

                         (Continued on following pages)

-----------------------
CUSIP No. 422317 10 7                13D

=================================================================================================================
  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                             HEARST BROADCASTING, INC.

-----------------------------------------------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)[ ]
                                                                                                      (b)[ ]

-----------------------------------------------------------------------------------------------------------------
  3.       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
  4.       SOURCE OF FUNDS


-----------------------------------------------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                         [ ]

-----------------------------------------------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

-----------------------------------------------------------------------------------------------------------------
                     7.      SOLE VOTING POWER
    NUMBER OF

      SHARES

   BENEFICIALLY

     OWNED BY

       EACH

    REPORTING

   PERSON WITH

                  -----------------------------------------------------------------------------------------------
                     8.      SHARED VOTING POWER
                                  54,937,290

                  -----------------------------------------------------------------------------------------------
                     9.      SOLE DISPOSITIVE POWER

                  -----------------------------------------------------------------------------------------------
                     10.     SHARED DISPOSITIVE POWER
                                     54,937,290

-----------------------------------------------------------------------------------------------------------------
 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                      54,937,290

-----------------------------------------------------------------------------------------------------------------
 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                        [ ]

-----------------------------------------------------------------------------------------------------------------
 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                   59.29%

-----------------------------------------------------------------------------------------------------------------
 14.       TYPE OF REPORTING PERSON
                                            CO

=================================================================================================================

---------------------
CUSIP No. 422317 10 7                13D

=================================================================================================================
  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                             HEARST HOLDINGS, INC.

-----------------------------------------------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)[ ]
                                                                                                      (a)[ ]

-----------------------------------------------------------------------------------------------------------------
  3.       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
  4.       SOURCE OF FUNDS

-----------------------------------------------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                         [ ]

-----------------------------------------------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                    DELAWARE

-----------------------------------------------------------------------------------------------------------------
                     7.      SOLE VOTING POWER
  NUMBER OF

    SHARES
 BENEFICIALLY

   OWNED BY

     EACH
  REPORTING

 PERSON WITH

                  -----------------------------------------------------------------------------------------------
                     8.      SHARED VOTING POWER
                                   54,937,290

                  -----------------------------------------------------------------------------------------------
                     9.      SOLE DISPOSITIVE POWER

                  -----------------------------------------------------------------------------------------------
                     10.     SHARED DISPOSITIVE POWER
                                      54,937,290

-----------------------------------------------------------------------------------------------------------------
 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         54,937,290

-----------------------------------------------------------------------------------------------------------------
 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                                                        [ ]

-----------------------------------------------------------------------------------------------------------------
 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             59.29%

-----------------------------------------------------------------------------------------------------------------
 14.       TYPE OF REPORTING PERSON
                                         CO

=================================================================================================================

----------------------
CUSIP No. 422317 10 7               13D

=================================================================================================================
  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                             THE HEARST CORPORATION

-----------------------------------------------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                      (a)[ ]
                                                                                                      (b)[ ]

-----------------------------------------------------------------------------------------------------------------
  3.       SEC USE ONLY


-----------------------------------------------------------------------------------------------------------------
  4.       SOURCE OF FUNDS


-----------------------------------------------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

                                                                                                         [ ]

-----------------------------------------------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                   DELAWARE

-----------------------------------------------------------------------------------------------------------------
                     7.      SOLE VOTING POWER
  NUMBER OF

    SHARES

 BENEFICIALLY

   OWNED BY

     EACH

  REPORTING

 PERSON WITH

                  -----------------------------------------------------------------------------------------------
                     8.      SHARED VOTING POWER
                                    54,937,290

                  -----------------------------------------------------------------------------------------------
                     9.      SOLE DISPOSITIVE POWER

                  -----------------------------------------------------------------------------------------------
                     10.     SHARED DISPOSITIVE POWER
                                      54,937,290

-----------------------------------------------------------------------------------------------------------------
 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                         54,937,290

-----------------------------------------------------------------------------------------------------------------
 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                                          [ ]

-----------------------------------------------------------------------------------------------------------------
 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             59.29%

-----------------------------------------------------------------------------------------------------------------
 14.       TYPE OF REPORTING PERSON
                                         CO

=================================================================================================================

-----------------------
CUSIP No. 422317 10 7                 13D

=================================================================================================================
  1.       NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

                                            THE HEARST FAMILY TRUST

-----------------------------------------------------------------------------------------------------------------
  2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                                                  (a)[ ]
                                                                                                  (b)[ ]

-----------------------------------------------------------------------------------------------------------------
  3.       SEC USE ONLY



-----------------------------------------------------------------------------------------------------------------
  4.       SOURCE OF FUNDS


-----------------------------------------------------------------------------------------------------------------
  5.       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                                                    [ ]

-----------------------------------------------------------------------------------------------------------------
  6.       CITIZENSHIP OR PLACE OF ORGANIZATION

                                 CALIFORNIA

-----------------------------------------------------------------------------------------------------------------
                     7.      SOLE VOTING POWER
  NUMBER OF

    SHARES

 BENEFICIALLY

   OWNED BY

     EACH

  REPORTING

 PERSON WITH

                  -----------------------------------------------------------------------------------------------
                     8.      SHARED VOTING POWER
                                   54,937,290

                  -----------------------------------------------------------------------------------------------
                     9.      SOLE DISPOSITIVE POWER

                  -----------------------------------------------------------------------------------------------
                     10.     SHARED DISPOSITIVE POWER
                                     54,937,290

-----------------------------------------------------------------------------------------------------------------
 11.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                           54,937,290

-----------------------------------------------------------------------------------------------------------------
 12.       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

                                                                                               [ ]

-----------------------------------------------------------------------------------------------------------------
 13.       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                             59.29%

-----------------------------------------------------------------------------------------------------------------
 14.       TYPE OF REPORTING PERSON

                              OO (Testamentary Trust)

=================================================================================================================

                                  SCHEDULE 13D

        This Amendment No. 28, which relates to shares of Series A Common Stock, $0.01 par value per share ("Series A Common Stock"), of Hearst-Argyle Television, Inc., a Delaware corporation (the "Issuer"), and is being filed jointly by The Hearst Corporation, a Delaware corporation ("Hearst"), Hearst Holdings, Inc., a Delaware corporation ("Hearst Holdings") and wholly-owned subsidiary of Hearst, Hearst Broadcasting, Inc., a Delaware corporation ("Hearst Broadcasting") and wholly-owned subsidiary of Hearst Holdings, and The Hearst Family Trust, a testamentary trust (the "Trust," and together with Hearst, Hearst Holdings and Hearst Broadcasting, the "Reporting Persons"), supplements and amends the statement on Schedule 13D originally filed with the Commission on April 4, 1997 (as amended, the "Statement").

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

        The aggregate amount of funds used by Hearst Broadcasting to acquire the shares reported in Item 5(c) was $14,518,460.75. Hearst Broadcasting used its working capital to make such purchases.


ITEM 4. PURPOSE OF THE TRANSACTION.

        Hearst Broadcasting purchased the additional Securities reported in Item 5(c) of this Statement in order to increase its equity interest in the Issuer.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

        (a) and (b) As of February 29, 2000 the Reporting Persons owned 13,638, 642 shares of Series A Common Stock of the Issuer and 41,298,648 shares of Series B Common Stock of the Issuer (collectively, the "Securities"). Each share of Series B Common Stock of the Issuer is immediately convertible into one share of Series A Common Stock of the Issuer. Therefore, the 41,298,648 shares of Series B Common Stock owned directly by Hearst Broadcasting represent, if converted, 41,298,648 shares of Series A Common Stock of the Issuer. Under the definition of "beneficial ownership" as set forth in Rule 13d-3 of the Exchange Act, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust are deemed to have beneficial ownership of each of the combined 54,937,290 shares of the Securities. The Trust, as the owner of all of Hearst's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst, as the owner of all of Hearst Holdings' issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. Hearst Holdings, as the owner of all of Hearst Broadcasting's issued and outstanding common stock, may be deemed to have the power to direct the voting of and disposition of the Securities. As a result, Hearst Broadcasting, Hearst Holdings, Hearst and the Trust may be deemed to share the power to direct the voting of and the disposition of the Securities. The Securities constitute approximately 59.29% of the combined shares of Series A Common Stock and Series B Common Stock outstanding of the Issuer, based on the number of outstanding shares as of the date hereof, provided to the Reporting Persons by the Issuer.

        (c) Since filing Amendment No. 27 to the Statement, Hearst Broadcasting has made the following purchases of Series A Common Stock of the Issuer pursuant to open market transactions:

    DATE     # OF SHARES      PRICE PER SHARE ($)           COST ($)
    ----     -----------      -------------------           --------
 02/04/00      21,100             23.0000                  486,144.00
 02/07/00       1,000             22.9375                   22,977.50
 02/07/00      12,400             23.0000                  285,696.00
 02/08/00       6,000             22.6875                  136,365.00
 02/08/00      30,000             22.8750                  687,450.00
 02/09/00      15,800             22.6250                  358,107.00
 02/09/00      15,600             22.7500                  355,524.00
 02/10/00       3,200             22.7500                   72,928.00
 02/10/00       2,800             22.6875                   63,637.00
 02/14/00       2,400             22.8750                   54,996.00
 02/14/00      13,600             22.9375                  312,494.00
 02/15/00      95,000             22.7500                2,165,050.00
 02/16/00      15,000             22.3125                  335,287.50
 02/17/00      28,400             21.5000                  611,736.00
 02/17/00      71,000             21.6250                1,538,215.00
 02/17/00      50,000             21.8750                1,095,750.00
 02/18/00       1,000             21.0625                   21,102.50
 02/18/00      22,000             21.1250                  465,630.00
 02/18/00       1,000             21.2500                   21,290.00
 02/22/00       7,200             21.1250                  152,388.00
 02/24/00       5,000             21.5000                  107,700.00
 02/25/00       6,200             21.3125                  132,385.50
 02/25/00       5,000             21.5000                  107,700.00
 02/28/00       5,000             21.0000                  105,200.00
 02/28/00      15,500             21.1250                  328,057.50

    DATE     # OF SHARES      PRICE PER SHARE ($)           COST ($)
    ----     -----------      -------------------           --------
 02/28/00       4,500             21.1875                   95,523.75
 02/29/00         900             20.7500                   18,711.00
 02/29/00         400             20.8125                    8,341.00
 02/29/00         300             20.8750                    6,274.50
 02/29/00     207,500             21.0000                4,365,800.00
              -------                                    ------------
    Total     664,800                                   14,518,460.75
    =====     =======                                   =============

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2000

                                        HEARST BROADCASTING, INC.

                                        By:    /s/ Jodie W. King
                                            --------------------------
                                            Name:  Jodie W. King
                                            Title: Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 2, 2000

                                        HEARST HOLDINGS, INC.

                                        By:     /s/  Jodie W. King
                                             ---------------------------
                                             Name:   Jodie W. King
                                             Title:  Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2000

                                        THE HEARST CORPORATION

                                        By:     /s/ Jodie W. King
                                            ----------------------------
                                            Name:   Jodie W. King
                                            Title:  Vice President

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  March 2, 2000

                                        THE HEARST FAMILY TRUST

                                        By:  /s/ Mark F. Miller
                                             --------------------------
                                             Name:  Mark F. Miller
                                             Title:  Trustee

                                   SCHEDULE I

                     INFORMATION REGARDING THE DIRECTORS AND
              EXECUTIVE OFFICERS OF HEARST, HEARST BROADCASTING AND
             HEARST HOLDINGS AND TRUSTEES OF THE HEARST FAMILY TRUST

Set forth in the table below is the name and the present principal occupation or employment of each director and executive officer of Hearst, Hearst Broadcasting and Hearst Holdings. Unless otherwise indicated, each person identified below is employed by Hearst Communications, Inc., a wholly-owned subsidiary of Hearst, and may perform services for Hearst or one of its other wholly-owned subsidiaries. The principal business address of Hearst, Hearst Broadcasting, Hearst Holdings and Hearst Communications, Inc. and, unless otherwise indicated, each person identified below, is 959 Eighth Avenue, New York, New York 10019. The principal business address of the Trust is 888 Seventh Avenue, New York, New York 10106. Trustees of the Trust are identified by an asterisk ("*"). Unless otherwise indicated, all persons identified below are United States citizens.


                                           Present Office/Principal
Name                                       Occupation or Employment
----                                       ------------------------
HEARST

George R. Hearst, Jr.*                     Chairman of the Board, Chairman of Executive Committee,
                                           Director

Frank A. Bennack, Jr.*                     President and Chief Executive Officer, Director

Victor F. Ganzi*                           Executive Vice President and Chief Operating Officer,
                                           Director

James M. Asher                             Vice President, Chief Legal and Development Officer

John G. Conomikes*                         Vice President, Director

Ronald J. Doerfler                         Vice President, Chief Financial Officer and Treasurer

George B. Irish                            Vice President, Director; President, Hearst Newspapers
                                           Division - Hearst Communications, Inc.

Raymond E. Joslin                          Vice President, Director; President, Hearst Entertainment
                                           and Syndication Group Administrative Division - Hearst
                                           Communications, Inc.

Cathleen P. Black                          Vice President, Director; President: Hearst Magazines
                                           Division - Hearst Communications, Inc.

Millicent H. Boudjakdji*                   Director

David J. Barrett                           Director; President and Co-Chief Executive Officer: Hearst-

                                           Argyle Television, Inc.(2)

                                           Present Office/Principal
Name                                       Occupation or Employment
----                                       ------------------------
Richard E. Deems(1)*                       Director

Austin Hearst                              Director; Vice President: Hearst Entertainment Distribution
                                           Division, Hearst Entertainment, Inc.(3)

John R. Hearst, Jr.*                       Director

Randolph A. Hearst*                        Director

William R. Hearst, III*                    Director; Partner: Kleiner, Perkins, Caufield & Byers(4)

Harvey L. Lipton(1)*                       Director

Terence G. Mansfield(5)                    Director; Managing Director: The National Magazine Co., Ltd.(6)

Gilbert C. Maurer(1)*                      Director

Mark F. Miller*                            Director; Executive Vice President: Hearst Magazines
                                           Division - Hearst Communications, Inc.

Raymond J. Petersen*                       Director; Executive Vice President: Hearst Magazines
                                           Division - Hearst Communications, Inc.

Virginia Hearst Randt                      Director

Thomas J. Hughes                           Vice President; Vice President and Controller: Hearst
                                           Communications, Inc.

Jodie W. King                              Vice President and Secretary

Richard P. Malloch                         Vice President; President: Hearst Business Media Group
                                           Administrative Division, Hearst Communications, Inc.

Bruce L. Paisner                           Vice President; Executive Vice President: Hearst
                                           Entertainment and Syndication Group Administrative
                                           Division - Hearst Communications, Inc.(3)

Debra Shriver                              Vice President

Alfred C. Sikes                            Vice President

Jonathan E. Thackeray                      Vice President


HEARST BROADCASTING

John G. Conomikes*                          President, Director

David J. Barrett                            Vice President, Director; President and Co-Chief Executive
                                            Officer: Hearst-Argyle Television, Inc.(2)

Ronald J. Doerfler                          Vice President, Treasurer

Victor F. Ganzi*                            Vice President, Director

Jodie W. King                               Vice President, Secretary

Frank A. Bennack, Jr.*                      Director

George R. Hearst, Jr.*                      Director

William R. Hearst, III*                     Director; Partner: Kleiner, Perkins, Caufield & Byers(4)

Gilbert C. Maurer(1)*                       Director

Virginia Hearst Randt                       Director



HEARST HOLDINGS


George R. Hearst, Jr.*                      Chairman of the Board, Chairman of Executive
                                            Committee, Director

Frank A. Bennack, Jr.*                      President and Chief Executive Officer, Director

Victor F. Ganzi*                            Executive Vice President and Chief Operating Officer,
                                            Director

James M. Asher                              Vice President, Chief Legal and Development Officer

Cathleen P. Black                           Vice President, Director

John G. Conomikes*                          Vice President, Director

Ronald J. Doerfler                          Vice President, Chief Financial Officer and Treasurer

Thomas J. Hughes                            Vice President

George B. Irish                             Vice President, Director

Raymond E. Joslin                           Vice President, Director

Jodie W. King                               Vice President and Secretary

Richard P. Malloch                          Vice President

Bruce L. Paisner                            Vice President

Debra Shriver                               Vice President

Alfred C. Sikes                             Vice President

Jonathan E. Thackeray                       Vice President

David J. Barrett                            Director; President and Co-Chief Executive Officer:
                                            Hearst-Argyle Television Inc.(2)

Millicent H. Boudjakdji*                    Director

Richard E. Deems(1)*                        Director

Austin Hearst                               Director; Vice President: Hearst Entertainment
                                            Distribution Division, Hearst Entertainment, Inc.(3)

John R. Hearst, Jr.*                        Director

Randolph A. Hearst*                         Director

William R. Hearst, III*                     Director; Partner: Kleiner, Perkins, Caufield & Byers(4)

Harvey L. Lipton(1)*                        Director

Terence G. Mansfield(5)                     Director; Managing Director: The National
                                            Magazine, Co., Ltd.(6)

Gilbert C. Maurer(1)*                       Director

Mark F. Miller*                             Director

Raymond J. Petersen*                        Director

Virginia Hearst Randt                       Director

(1)      Self-employed, non-employed or retired

(2)      888 Seventh Avenue
         New York, NY 10106

(3)      235 E. 45th Street
         New York, NY 10017

(4)      2750 Sand Hill Road
         Menlo Park, CA 94025

(5)      U.K. Citizen

(6)      National Magazine House

         72 Broadwick Street
         London, England NIV 2BP
